ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

January 11, 2008	Christopher J. Perriello 617-951-7162 chris.perriello@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Allianz Funds Multi-Strategy Trust Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing an Initial Registration Statement on Form N-1A (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”). Earlier today, we filed a Form N-8A pursuant to the 1940 Act on behalf of the Trust.

The Trust intends to commence sales of shares of series of the Trust beginning on March 31, 2008. In addition, it is the intention of the Trust to distribute preliminary prospectuses for one series of the Trust prior to effectiveness of the Registration Statement, as early as March 1, 2007. Your cooperation in meeting this schedule is respectfully requested. Additional information, including the identity of the full board of trustees of the Trust, such changes as may be appropriate in light of comments, if any, made by the staff of the Commission, as well as the remaining exhibits to the Registration Statement will be filed by amendment.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7162) or to George B. Raine (at 617-951-7556) of this firm.

Very truly yours,

/s/ Chris Perriello
Chris Perriello

cc:	E. Blake Moore, Jr.

William V. Healey, Esq.

Richard H. Kirk, Esq.

Brian S. Shlissel

Thomas J. Fuccillo, Esq.

Richard J. Lavery

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

George B. Raine, Esq.